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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               ----------------


                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               ----------------


                              ASARCO Incorporated
                           (Name of Subject Company)


                              ASARCO Incorporated
                      (Name of Person(s) Filing Statement)


                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)


                                   043413103
                     (CUSIP Number of Class of Securities)


                             Francis R. McAllister
                      Chairman and Chief Executive Officer
                              ASARCO Incorporated
                                180 Maiden Lane
                            New York, New York 10038
                                 (212) 510-2000
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement).


                                With Copies to:
                               J. Michael Schell
                               Margaret L. Wolff
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000

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

Item 1. Security and Subject Company.

  The name of the subject company is ASARCO Incorporated, a New Jersey corporation ("ASARCO"). The address of the principal executive offices of ASARCO is 180 Maiden Lane, New York, New York 10038. The title of the class of equity securities to which this Statement relates is the common stock, no par value per share, of ASARCO (the "ASARCO Common Stock"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of January 28, 1998, between ASARCO and The Bank of New York, as amended (the "ASARCO Rights Plan"). Except where the context otherwise requires, all references herein to the ASARCO Common Stock shall include the Rights.

Item 2. Tender Offer of the Bidder.

  This Statement relates to the exchange offer for all of the outstanding shares of ASARCO Common Stock which is described in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") of Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), and AAV Corporation, a Delaware corporation and a wholly owned subsidiary of Phelps Dodge, filed with the Securities and Exchange Commission (the "Commission") on September 3, 1999, which incorporates the prospectus (the "Phelps Dodge Prospectus") of Phelps Dodge contained in the Registration Statement on Form S-4 of Phelps Dodge filed with the Commission on August 27, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 1, 1999 and Amendment No. 2 thereto filed with the Commission on September 2, 1999 (the "Phelps Dodge Form S-4"). According to the Schedule 14D-1, Phelps Dodge is offering, upon the terms and subject to the conditions set forth in the Phelps Dodge Prospectus and in a related Letter of Transmittal (together, the "Phelps Dodge Offer"), to exchange .4098 of a share of common stock of Phelps Dodge (the "Phelps Dodge Common Stock") for each outstanding share of ASARCO Common Stock validly tendered and not properly withdrawn on or prior to the expiration date of the Phelps Dodge Offer.

  According to the Schedule 14D-1, Phelps Dodge intends, as soon as practicable after consummation of the Phelps Dodge Offer, to seek to merge ASARCO with a subsidiary of Phelps Dodge.

  According to the Schedule 14D-1, the principal executive offices of Phelps Dodge are located at 2600 North Central Avenue, Phoenix, Arizona 85004.

Item 3. Identity and Background.

  (a) The name and business address of ASARCO, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as described (i) in this Statement, (ii) on pages 10 through 20 of ASARCO's Proxy Statement, dated March 15, 1999 (the "1999 ASARCO Proxy Statement"), sent by ASARCO to its stockholders in connection with its Annual Meeting of Stockholders held on April 28, 1999, which are filed as Exhibit 1 to this Statement and incorporated herein by reference, (iii) under the headings "Interests of Certain Persons in the Merger--ASARCO Employment Agreements," "--ASARCO Stock Based Plans," "--Other ASARCO Plans," "-- Indemnification and Insurance," "The Merger Agreement--Stock Options and Other Stock-Based Awards," "--Benefit Matters," "--Indemnification; Directors' and Officers' Insurance" and "Directors and Management Following the Business Combination" on pages 62 through 64, 66, 72 through 73 and 79, respectively, of the joint proxy statement and prospectus of ASARCO, Cyprus Amax Minerals Company ("Cyprus Amax") and Asarco Cyprus Incorporated ("Asarco Cyprus"), dated August 20, 1999 (the "Joint Proxy Statement and Prospectus"), sent by ASARCO to its stockholders in connection with the special meeting of its stockholders to be held on September 30, 1999, which are filed as Exhibit 2 to this Statement and incorporated herein by reference, and (iv) under the heading "Interests of Certain Persons in the Merger" on page 13 of the Current Report on Form 8-K of Asarco Cyprus, dated August 20, 1999, sent by ASARCO to its stockholders in connection with the special meeting of its stockholders to be held on September 30, 1999, which is filed as Exhibit 3 to this statement and incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between

ASARCO or its affiliates and (1) its executive officers, directors or affiliates or (2) Phelps Dodge, its executive officers, directors or affiliates.

  The consummation of the Phelps Dodge Offer on the terms described in the Phelps Dodge Prospectus would constitute a change in control for purposes of the contracts, agreements and arrangements described in the 1999 ASARCO Proxy Statement and the Joint Proxy Statement and Prospectus which description is incorporated herein by reference.

  Phelps Dodge Overseas Capital Corporation, a wholly owned subsidiary of Phelps Dodge, and ASARCO are among the parties to an agreement among stockholders, dated as of January 2, 1996, regarding their respective stock holdings in Southern Peru Copper Corporation ("SPCC"). The agreement gives each party the right to nominate a number of SPCC directors in proportion with the party's stock ownership, and requires each party to vote its stock to elect those directors.

  From 1995 through 1998, Phelps Dodge Sales Company Incorporated, a wholly owned subsidiary of Phelps Dodge, was party to a contract with SPCC to purchase 4,800 metric tons of copper from 1995-1997 and 2,400 metric tons of copper in 1998 for $14,095,465 in 1995, $10,993,828 in 1996, $10,925,043 in
1997 and $3,966,730 in 1998.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the ASARCO Board of Directors

  As more fully described below, the ASARCO Board of Directors has unanimously rejected the Phelps Dodge Offer as inadequate and not in the best interests of ASARCO and its stockholders. The ASARCO Board of Directors unanimously recommends that all holders of ASARCO Common Stock reject the Phelps Dodge Offer and not tender their shares to Phelps Dodge. The ASARCO Board of Directors has unanimously reaffirmed its determination that the terms of the Business Combination with Cyprus Amax are fair to, and in the best interests of, ASARCO and its stockholders.

  (b) Background; Reasons for the ASARCO Board's Recommendation

  On July 15, 1999, Asarco Cyprus, ACO Acquisition Corp., a New Jersey corporation and a wholly owned subsidiary of Asarco Cyprus ("ACO"), CAM Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Asarco Cyprus ("CAM"), ASARCO and Cyprus Amax entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, subject to the satisfaction or waiver of certain conditions, ACO will be merged with and into ASARCO (the "ASARCO Merger") and CAM will be merged with and into Cyprus Amax (the "Cyprus Merger" and, together with the ASARCO Merger, the "Mergers" or the "Business Combination"). At the effective time of the Business Combination, (i) each outstanding share of ASARCO Common Stock will be converted into the right to receive one share (the "ASARCO Exchange Ratio") of common stock, par value $.01 per share, of Asarco Cyprus (the "Asarco Cyprus Common Stock"), with cash being paid in lieu of fractional shares, (ii) each outstanding share of Cyprus Amax Common Stock will be converted into the right to receive 0.765 shares (the "Cyprus Exchange Ratio") of Asarco Cyprus Common Stock, with cash being paid in lieu of fractional shares and (iii) each outstanding share of Cyprus Amax preferred stock will be converted into a share of Asarco Cyprus preferred stock with substantially identical terms, preferences, limitations, privileges and rights.

  On August 10, 1999, Francis R. McAllister, Chairman of the Board and Chief Executive Officer of ASARCO, and Milton H. Ward, the Chairman, President and Chief Executive Officer of Cyprus Amax, each received a telephone call from Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge. In each call Mr. Yearley said Phelps Dodge wished to propose a three-way combination of ASARCO, Cyprus Amax and Phelps Dodge and requested a prompt meeting to discuss the proposal. Later that day, Messrs. McAllister and Ward replied to the proposal with a letter saying that the Merger Agreement prohibited both ASARCO and Cyprus Amax from discussing a business combination with any third parties and declining Mr. Yearley's request for a meeting.

  On August 11, 1999, Messrs. McAllister and Ward received the following letter from Phelps Dodge:

                                     "August 11, 1999

  "Mr. Francis R. McAllister
  Chairman and Chief Executive Officer
  ASARCO Incorporated
  180 Maiden Lane
  New York, NY 10038

  "Mr. Milton H. Ward
  Chairman, Chief Executive Officer and President
  Cyprus Amax Minerals Company
  9100 East Mineral Circle
  Englewood, CO 80112

  "Dear Frank and Milt:

    "We are disappointed that you have declined to meet with us. As you know from our telephone conversations, we have considered your pending business combination and would like to discuss with you our proposal, described in more detail below, to combine all three of our companies in a negotiated transaction.

    "We believe that a three-way combination of Phelps Dodge, Asarco and Cyprus Amax would create superior shareholder value for the shareholders of Asarco and Cyprus Amax. A three-way combination, by creating a lower-cost global competitor, would also benefit the employees and customers of all three companies. For these reasons, we are approaching you to discuss the concept of a three-way combination.

    "We propose that all of the outstanding common stock of both Asarco and Cyprus Amax be exchanged for Phelps Dodge common stock. The transaction would be tax-free to your shareholders.

    "A combination of these businesses would result in cost savings well in excess of the amounts you have indicated to be achievable through your pending merger. Preliminarily we estimate that the annual cash cost savings reach at least $150 million.

    "We propose to reward your shareholders for these substantial incremental benefits by offering your shareholders an exchange ratio of
  0.3756 Phelps Dodge common shares for each Asarco common share and
  0.2874 Phelps Dodge common shares for each Cyprus Amax common share. These exchange ratios preserve the relative economics of your proposed combination and imply premiums of approximately 25% based on current market prices for Asarco and Cyprus Amax.

    "We believe this proposal creates superior value for your shareholders based on:

    . the sizeable premium we are offering which, in effect, represents up-front payment to your shareholders for the substantial cost savings we expect to achieve;

    . their opportunity to participate in the ongoing value creation of the combined company; and

    . our planned continuation of the current $2.00 per share Phelps Dodge common stock dividend resulting in substantial dividend increases for both Asarco and Cyprus Amax shareholders to 3.76 times the level contemplated in your pending merger.

    "Our preference is for a combination of all three companies, which would of course involve the consent of both Asarco and Cyprus Amax to a modification of your existing agreement.

    "Since your merger agreement has not been publicly filed, we have not had the opportunity to review its terms. Based on your August 10, 1999 letter, it is unclear to us whether discussions may proceed once you receive a written proposal such as this letter. In any event, if necessary under your merger agreement, we request that you grant one another waivers to allow meetings with us on our proposal which, as discussed below, would be far more favorable to your shareholders than your proposed merger.

    "We are confident that the market reaction to a three-way combination would be positive. In particular we believe the market would recognize:

    . the significantly stronger ability of the combined company, relative to the Asarco/Cyprus Amax combination, to integrate southwest U.S. mining operations, administrative functions in Chile and Peru and world-wide exploration and development activities;

    . the financial strength of the combined company and ability to create a world class portfolio of cost competitive mining assets;

    . a strong and deep management team, at both the operating and corporate levels, with strong credibility in the marketplace;

    . the ability to eliminate substantial overhead, exploration, purchasing and other expenses through the consolidation;

    . the tremendous operating leverage of the combined company, together with enough diversity in other businesses to mitigate cyclical downturns;

    . the ability of the combined company to reduce capital expenditures;

    .  a strong, liquid balance sheet, with excellent access to capital;
       and

    . how all of these factors would build greater shareholder value, on an ongoing basis, for the shareholders of all three companies.

    "This is intended to be a confidential proposal which is subject to the execution of a definitive merger agreement and receipt of customary approvals, including approval by our respective Boards of Directors and shareholders. We have conducted in-depth analyses of the proposed three-way combination from a regulatory perspective and have concluded that it will be possible to obtain the necessary approvals on a timely basis.

    "We believe that our proposal is substantially more attractive to your shareholders than your pending merger. In addition to the sizeable premium we are offering, your shareholders would participate, through their ongoing Phelps Dodge common stock ownership, in a larger enterprise with greater realizable cost savings and synergies, a stronger portfolio of cost competitive assets and a deep management team with a strong operating record. We have no doubt that your shareholders will enthusiastically embrace our proposal once they learn of it.

    "We have discussed this proposal with our Board, which fully supports it. We are confident of our ability, with your cooperation, to complete this transaction as quickly as your proposed two-party Asarco/Cyprus Amax merger.

    "We are firmly committed to moving forward quickly to consummate this transaction. As we mentioned, we would be happy to meet with you in New York or another mutually convenient location to amplify our proposal. In any event, we would appreciate a response by 5:00 p.m., New York time, on Wednesday, August 18, 1999.

  Sincerely,

  /s/                                   /s/
  Douglas C. Yearley                    J. Steven Whisler
  Chairman and Chief Executive Officer  President and Chief Operating Officer"

  On August 12, 1999, Messrs. McAllister and Ward telephoned Mr. Yearley in response to his August 11 letter and reiterated that both ASARCO and Cyprus Amax were prohibited from discussing a business combination with any third parties pursuant to the terms of the Merger Agreement.

  On August 12, 1999, Messrs. Yearley and J. Steven Whisler, President and Chief Operating Officer of Phelps Dodge, sent substantially identical letters to the ASARCO Board of Directors and the Cyprus Amax Board of Directors describing the proposal outlined in the previous letter to the chief executive officers, respectively, and asking once again that the Boards of ASARCO and Cyprus Amax carefully consider the merger proposal and that they authorize the commencement of negotiations.

  On August 19, 1999, the ASARCO Board of Directors and the Cyprus Amax Board of Directors, together with their respective legal and financial advisors, met separately to consider the unsolicited proposal from Phelps Dodge. Both the ASARCO Board of Directors and the Cyprus Amax Board of Directors unanimously determined that pursuing the Business Combination was in best interests of ASARCO and Cyprus Amax stockholders, respectively, and reconfirmed their respective recommendations of the Business Combination.

  In the morning of August 20, 1999, Messrs. Ward and McAllister telephoned Mr. Yearley to tell him that their Boards of Directors had declined to pursue the three-way combination proposal by Phelps Dodge. After Messrs. Ward and McAllister were unsuccessful in reaching Mr. Yearley, they sent the following letter:

                                     "August 20, 1999

  "Mr. Douglas C. Yearley
  Chairman, President and
   Chief Executive Officer
  Phelps Dodge Corporation
  2600 North Central Avenue
  Phoenix, AZ 85004-3050

  Dear Doug:

    "We have tried to reach you this morning to convey the response of our respective Boards and to share with you the attached press release.

    "Each of our companies has convened its Board and received thorough presentations from financial and legal advisors. After full consideration of your proposal, each Board unanimously decided that it was in the best interests of its shareholders to pursue the Asarco Cyprus merger. That is what we intend to do.

                                     Sincerely,

  /s/                                /s/
  Francis R. McAllister              Milton H. Ward
  Chairman and Chief                 Chairman, Chief Executive
  Executive Officer                  Officer and President
  Asarco Incorporated                Cyprus Amax Minerals Company"

    Subsequently, Cyprus Amax and ASARCO issued the following joint press release:

    "DENVER and NEW YORK--August 20, 1999--Cyprus Amax Minerals (NYSE:CYM) and ASARCO Incorporated (NYSE:AR) announced that they have set shareholder meetings for September 30, 1999 to approve their previously announced merger of equals. Asarco Cyprus Incorporated will be the largest publicly traded copper company with an estimated cash cost of under 50 cents. Definitive proxy materials will be mailed to shareholders of record on August 25, 1999.

    "Cyprus and Asarco also announced that joint Asarco and Cyprus merger teams are reviewing all operating and administrative aspects of the new organization to identify organizational and other profit driven changes in the way they do business. The companies have engaged outside consultants to assist in identification of cost savings to facilitate the process. As a result of these reviews, the estimate of annual expense reductions is now approaching $200 million including $50 million in reduced administrative and overhead costs, $50 million from lower costs of purchased materials and services, $25 million in other costs and $75 million in lower depreciation. As part of the cost reductions, Cyprus' Denver office will be closed and Asarco's New York office will be downsized and relocated to New Jersey. In addition, the companies believe the merger will provide the flexibility to rationalize higher cost production during periods of low copper prices, which could be expected to result in operational cash improvements approaching $75 million annually.

    "Cyprus and Asarco also jointly reported that the Boards of both companies had received an unsolicited proposal from Phelps Dodge Corporation to negotiate an agreement for Phelps Dodge to acquire both companies for stock. Phelps Dodge proposed an exchange of .3756 of a Phelps Dodge share for each Asarco share and .2874 of a Phelps Dodge share for each Cyprus share. Phelps Dodge's proposal is subject to a number of contingencies.

    "On August 19, 1999, the Asarco Board of Directors and the Cyprus Amax Board of Directors, together with their respective legal and financial advisors, met separately to consider the unsolicited proposal from Phelps Dodge. Both the Asarco Board of Directors and the Cyprus Amax Board of Directors determined that pursuing the Asarco Cyprus merger was in best interests of Asarco and Cyprus Amax stockholders, respectively, and reconfirmed their respective recommendations of the merger.

    "Since the merger announcement, both Boards noted that the share prices of Cyprus and Asarco have outperformed the other U.S. listed copper companies. Asarco Cyprus expects that at its estimated cash costs of under 50 cents per pound, it will require a copper price of less than 65 cents per pound to breakeven on a net earnings basis. Asarco Cyprus will have a strong, experienced management team and the financial capacity to further enhance operating efficiencies, expand or develop low cost copper properties and otherwise rationalize operations to achieve optimum operating levels."

  In the afternoon of August 20, 1999, Mr. Yearley and Mr. J. Steven Whisler, President and Chief Operating Officer of Phelps Dodge, conducted an analysts' conference telephone call in which they announced that Phelps Dodge planned to offer 0.4098 of a share of Phelps Dodge Common Stock to ASARCO stockholders and 0.3135 of a share of Phelps Dodge Common Stock to Cyprus Amax stockholders. Late in the evening of August 20 Messrs. Yearley and Whisler sent the following letter to the ASARCO Board of Directors and a substantially identical letter to the Cyprus Amax Board of Directors.

                                     "August 20, 1999

  "Board of Directors of ASARCO Incorporated
  c/o Mr. Francis R. McAllister
  Chairman and Chief Executive Officer
  ASARCO Incorporated
  180 Maiden Lane
  New York, NY 10038

  "Gentlemen:

    "We are disappointed in your response to our proposed three-way combination of Asarco, Cyprus Amax and Phelps Dodge. As you know, we have on three recent occasions requested the opportunity to discuss our proposal, which we believe would be far superior to your shareholders than your proposed combination with Cyprus Amax.

    "We are particularly disappointed that instead of accepting our previous requests to meet to discuss our proposal to acquire Asarco for a substantial premium, you chose today to announce unilaterally our interest in acquiring Asarco and Cyprus Amax and to reject our proposal in favor of your no-premium merger proposal with Cyprus Amax. This appears consistent with the manner in which you have chosen to treat your own shareholders by announcing just today, at the same time you first disclosed the terms of your July 15 merger agreement, that the record date for your shareholder vote on the no-premium merger with Cyprus Amax would be August 25. Since trades after today will settle after August 25, this effectively precluded any significant trading in the market on an informed basis before the determination of shareholders eligible to vote at your meeting.

    "In light of your unilateral announcement, we have no other choice than to publicly announce our proposal to enter into a business combination with Asarco and Cyprus Amax, so that share owners of all three companies are fully informed.

    "Terms of our Proposal

    "We propose a business combination of Phelps Dodge and Asarco pursuant to which all of the outstanding common stock of Asarco would be exchanged for Phelps Dodge common stock at an exchange ratio of
  0.4098 Phelps Dodge common shares for each Asarco common share. We are also independently proposing to Cyprus Amax a business combination of Phelps Dodge and Cyprus Amax pursuant to which all of the outstanding common stock of Cyprus Amax would be exchanged for Phelps Dodge common stock at an exchange ratio of 0.3135 Phelps Dodge common shares for each Cyprus Amax common share. Based on share prices for the three companies' common shares before trading was halted this morning, these ratios imply a premium of approximately 30% for Asarco and a premium of approximately 29% for Cyprus Amax, while preserving the relative economics of the exchange ratio under your proposed combination with Cyprus Amax.

    "Following the combination, we plan to continue the current $2.00 per share Phelps Dodge common dividend. This would result in a substantial dividend increase for Asarco shareholders to 4.1 times the dividend contemplated in your proposed merger with Cyprus Amax.

    "Our proposed transaction would be tax-free for your shareholders. In addition, through their ownership of Phelps Dodge common stock, your shareholders would continue to participate in the ongoing value creation of the combined company. Although we prefer a transaction involving all three companies, we are prepared to enter into a negotiated business combination with either Asarco or Cyprus Amax, regardless of whether the other company is willing to proceed on a negotiated basis.

    "We believe that consideration in the form of Phelps Dodge common stock should be particularly attractive to your shareholders. Over the past several years Phelps Dodge's stock price has significantly outperformed the stock prices of Asarco and Cyprus Amax. As a result of Phelps Dodge's higher dividend, the level of outperformance is even greater when viewed on the basis of the total return to shareholders assuming reinvestment of dividends. Over the past 10 years Phelps Dodge's total return has been 161% as compared to negative 20% and negative 26% for Asarco and Cyprus Amax, respectively. Similarly, over the past 15 years, Phelps Dodge's total return has been 1,024% as compared to 25% for Asarco and 102% for Cyprus Amax. We are very proud of this strong management and operational track record over a difficult copper environment.

    "The Combined Company

    "We believe that our proposal presents a unique opportunity to create a large, resource-rich portfolio of lower-cost global copper assets with enhanced flexibility to deliver superior results in all business cycles. Our proposal would create a much stronger company than would your proposed merger with Cyprus Amax through:

    . the significantly stronger ability of the combined company, relative to the Asarco-Cyprus Amax combination, to integrate southwestern U.S. mining operations, administrative functions in the U.S., Chile and Peru, and worldwide exploration and development activities;

    . the financial strength of the combined company and ability to create a world class portfolio of cost-competitive mining assets;

    . a strong and deep management team, at both the operating and corporate levels, with strong credibility in the marketplace;

    . the ability to eliminate substantial overhead, exploration, purchasing and other expenses through the consolidation;

    . the tremendous operating leverage of the combined company, together with enough diversity in other businesses to mitigate cyclical downturns;

    . the immediate and substantial accretion to the cash flow of the combined company resulting from the transaction;

    . the significant accretion to earnings per share of the combined company beginning in the second year after closing, based on the current portfolio of the combined companies and analysts' estimates of copper prices of $0.80 to $0.85 per pound in 2001;

    . the total current annual copper production of the combined company of 3.8 billion pounds and attributable copper reserves of 80 billion pounds;

    . the increased ability of the combined company to compete for world-class projects;

    . the ability of the combined company to reduce capital expenditures;

    . the strong, liquid balance sheet of the combined company, with excellent access to capital; and

    . the way all of these factors would build greater shareholder value, on an ongoing basis, for the shareholders of all three companies.

    "Through the measures described above we estimate that in a three-way combination we could achieve approximately $200 million in annual cash cost savings, fully phased in by the end of the second year after closing of the transaction. In addition, we expect lower depreciation of approximately $65 million annually, bringing total estimated annual savings to approximately $265 million. These cost savings are based on public information and our expectation that we can deliver at least $75 million in incremental savings above the new cash synergy figure of $125 million that you have projected in the proposed Asarco-Cyprus Amax combination. This does not include any cost savings from the rationalization of high-cost production during periods of low copper prices.

    "Following the combination, we would expect to operate all properties in accordance with Phelps Dodge's disciplined management approach. This means that each property would be run on a basis intended to earn in excess of the cost of capital over a full copper price cycle. We believe that Phelps Dodge's management team has the credibility to make the tough decisions necessary to rapidly integrate all three businesses and to create value for shareholders.

    "A three-way combination, by creating a more efficient global competitor, would also benefit the employees and customers of all three companies. We have conducted an in-depth analysis of the three-way combination from a regulatory perspective and have concluded that it will be possible to obtain the necessary approvals on a timely basis.

    "Our Board of Directors has authorized this proposal and we are resolutely committed to its consummation. We are confident that your shareholders will find our proposal to be a unique and compelling opportunity. We continue to prefer to proceed on a mutually satisfactory, negotiated basis but are prepared to pursue all other avenues should that be necessary. We are ready to meet with you or your management at any time.

  Sincerely,

  /s/                                /s/
  Douglas C. Yearley                 J. Steven Whisler
  Chairman and                       President and
  Chief Executive Officer            Chief Operating Officer"

  On August 23, 1999, the ASARCO Board of Directors and the Cyprus Amax Board of Directors each met with their respective legal and financial advisors to consider the August 20 revised unsolicited proposal from Phelps Dodge.

  At the August 23, 1999 meeting the ASARCO Board of Directors received reports from the management and their financial and legal advisors concerning the revised Phelps Dodge proposal, discussions with Cyprus Amax concerning the proposal and various strategic matters relating to the proposal. The ASARCO Board of Directors unanimously concluded that the proposal should be rejected and that all reasonable and appropriate steps should be taken to complete successfully the combination with Cyprus Amax. At that meeting, the Board also discussed financial and strategic responses to the unsolicited revised proposal from Phelps Dodge and authorized management to take all appropriate action in coordination with Cyprus Amax to respond to the Phelps Dodge proposal for the purpose of protecting the stockholder value generated by the Business Combination between ASARCO and Cyprus Amax.

  Following discussion between Cyprus Amax and ASARCO, on August 25, 1999, Mr. McAllister discussed with the ASARCO Board of Directors the response to Phelps Dodge's proposal and the terms of a modification of their current proposed merger of equals. It was the sense of the ASARCO Board that the merger of equals should be pursued. In addition, on August 25, 1999 the Cyprus Amax Board of Directors met with its legal and financial advisors and approved several items previously discussed with ASARCO as set forth in the following joint press release issued by ASARCO and Cyprus Amax on August 25, 1999 (the "Revised ASARCO/Cyprus Amax Proposal"):

  "Denver, CO and New York, NY, August 25, 1999--Cyprus Amax Minerals Company (NYSE:CYM) and ASARCO Incorporated (NYSE:AR) today jointly announced that they have improved the terms of their own combination transaction. In addition they have written to Phelps Dodge outlining their willingness to negotiate with Phelps Dodge on terms included in the letter. According to the letter, Asarco and Cyprus Amax would be willing to proceed with a three-way combination with Phelps Dodge if its proposed exchange ratios are increased, if Phelps Dodge fully underwrites the risk of antitrust problems with its proposal and if the contract terms mirror those of the Asarco/Cyprus contract. Asarco and Cyprus Amax said the exchange ratios they would require were .5300 of a Phelps Dodge share for Asarco holders and .4055 of a Phelps Dodge share for Cyprus Amax holders. The letter to Phelps Dodge is attached.

  "The two companies also said they have decided to improve the financial terms of their own combination by including a special payment of $5.00 per share to the stockholders of the combined Asarco Cyprus Incorporated. The special payment would be paid to stockholders as soon as possible after consummation of the merger. Asarco and Cyprus Amax emphasized that they were proceeding with their two-way combination which, subject to stockholder approval, will close on September 30, 1999.

  "Speaking together, Milton H. Ward, Chairman and Chief Executive Officer of Cyprus Amax and Francis R. McAllister, Chairman and Chief Executive Officer of Asarco said "Our response to Phelps Dodge evidences our intent to secure the best value for our shareholders whether through a three way combination including Phelps Dodge or through consummation of the merger previously announced. We have presented very simple terms to Phelps Dodge which we believe recognize the contributions our two companies make to a three way combination. The proposal previously communicated by Phelps Dodge fails to reward our stockholders for the values derived from the Asarco Cyprus transaction. Our proposed exchange ratio gives recognition to the fact that our shareholders will be contributing approximately 50% of the value of a three way combination.'

  "We intend to move forward to complete our own merger transaction as soon as possible and as a sign of confidence of our ability to achieve cost reductions of at least $200 million annually, Asarco Cyprus will make a special payment to shareholders when the merger closes. This special $5.00 per share payment reflects the Boards' and managements' confidence in their ability to deliver benefits from the merger. Asarco Cyprus is expected to have in excess of $1 billion in cash at the time of closing and the Boards of both companies have agreed that Asarco Cyprus will pursue the sale of Cyprus Amax's investments in Kinross Gold and its Australian coal holdings and Asarco's specialty chemicals business. We would expect the sales to be completed within six months after closing. Proceeds are expected to approach $1 billion and cash taxes would be minimized due to tax benefits from the sale of the Kinross shares. Proceeds would be used to pay down debt and improve the liquidity of the company.'

  "Messrs. Ward and McAllister stated that they and their respective Boards are committed to maximizing shareholder value and will continue to do so after the merger is completed. In order to ensure that Phelps Dodge or any interested buyer is able to present a bona fide proposal to acquire 100% of the stock of the Company, during the first 90 days following completion of the merger, stockholders will have the right to call a meeting to redeem the rights plan. In addition, change in control provisions in any employment contracts entered into by the Company will be waived for that same 90 day period."

  On August 25, 1999, Messrs. Ward and McAllister also sent the following letter to Mr. Yearley which was attached to the August 25 press release:

                                     "August 25, 1999

  "Mr. Douglas C. Yearley
  Chairman, President and Chief Executive Officer
  Phelps Dodge Corporation
  2600 North Central Avenue
  Phoenix, AZ 85004-3050

  Dear Doug:

  "We and our respective boards have considered your revised proposal to acquire our companies. We have the following issues with your proposal:

  "1. The exchange ratios proposed in your August 20 press release do not allocate to Cyprus Amax and Asarco holders a fair share of the value created by uniting their two companies. We are prepared to negotiate a transaction with Phelps Dodge that would provide our holders with .4055 shares of Phelps Dodge common stock for each Cyprus Amax share, and .5300 Phelps Dodge shares for each Asarco share.

  "2. In order for us to proceed with Phelps Dodge, you must make clear that Phelps Dodge will undertake all actions necessary to secure regulatory approval for your proposed transaction including any divestiture or similar action required, and will provide credible assurances that such regulatory approval will be forthcoming. The statements in your letters concerning antitrust issues are not sufficient on this point.

  "3. You have not proposed a form of contract for your transaction. We would be prepared to proceed on the basis of representations, warranties and covenants made by Cyprus Amax and Asarco to each other in their merger agreement, with similar representations, warranties and covenants made by Phelps Dodge.

  "4. Your letter did not indicate whether your proposal was subject to due diligence. A due diligence requirement introduces substantial uncertainty as to your proposal. We would expect, as part of our effort to close our pending merger or any potential transaction with you as quickly as possible, that you would not require any further due diligence with respect to either Cyprus Amax or Asarco.

  "We strongly believe that the combination of Cyprus Amax and Asarco, without the effect of combining further with Phelps Dodge, provides greater value to Cyprus Amax and Asarco holders than your August 20 proposal, poses fewer regulatory issues and can be completed more quickly. Accordingly, we will be proceeding to present that transaction to our stockholders and to closing on September 30, 1999. We are prepared, however, to negotiate a transaction that involves all three companies that satisfies all the foregoing requirements. For your information, we are attaching to this letter a copy of the press release Asarco and Cyprus Amax issued today concerning our response to Phelps Dodge. We also want to advise you that apart from this communication, neither party has waived any of its legal or other rights, or rights or obligations under our merger agreement.

                                     Sincerely,

  /s/                                /s/
  Francis R. McAllister              Milton H. Ward
  Chairman and Chief                 Chairman, Chief Executive
  Executive Officer                  Officer and President
  ASARCO Incorporated                Cyprus Amax Minerals
                                     Company"

  At its August 25, 1999 meeting, the Cyprus Amax Board of Directors reconfirmed its recommendation that stockholders vote for adoption of the Merger Agreement with ASARCO.

  In approving the Revised ASARCO/Cyprus Amax Proposal and reconfirming its recommendation to the stockholders, the Cyprus Amax Board of Directors consulted with its financial and legal advisors and considered a variety of factors, including the following:

  1. The Board of Directors considered the advantages that the Business Combination between Cyprus Amax and ASARCO provides to Cyprus Amax and its stockholders, including that the combined Asarco Cyprus would be a stronger, more efficient competitor in the copper industry, would have an improved ability to meet the challenges of low copper prices, would be better able to benefit from and would generate substantial cash flow during the periods of strong copper prices, would be able to lower costs through increased purchasing power, and would have increased capitalization.

  2. The Board of Directors considered that Merrill Lynch Pierce, Fenner & Smith Incorporated, Cyprus Amax's financial advisor, rendered its oral opinion at the August 25, 1999 board meeting that, as of such date, the exchange ratio in the Merger Agreement with ASARCO was fair from a financial point of view to the stockholders of Cyprus Amax.

  3. The Board of Directors considered that the special payment of $5.00 per share to the stockholders of the combined Asarco Cyprus would enable stockholders to receive an immediate and significant cash benefit from the Business Combination, while leaving the combined company with a strong balance sheet and sufficient liquidity.

  4. The Board of Directors considered that the Revised ASARCO/Cyprus Amax Proposal allows Cyprus Amax to continue to pursue the Business Combination with ASARCO on a basis that does not preclude Phelps Dodge (or any other potential merger partner) from subsequently completing a business combination with the combined company, while preserving the opportunity for stockholders to realize the benefits of the merger with ASARCO, even if Phelps Dodge determines not to pursue its proposal.

  5. The Board of Directors considered the fact that the Business
     Combination with ASARCO is the subject of a definitive agreement, as well as the terms and conditions of the Merger Agreement, whereas the Phelps Dodge proposal is highly contingent and no form of contract has been proposed.

  6. The Board considered that the Phelps Dodge proposal does not pay Cyprus Amax stockholders a sufficient price to reflect the contribution of Cyprus Amax to a three-way combination of Cyprus Amax, ASARCO and Phelps Dodge.

  7. The Board of Directors considered that the joint Cyprus Amax/ASARCO letter to Phelps Dodge dated August 25, 1999, provided stockholders the opportunity to accept a transaction involving Cyprus Amax, ASARCO and Phelps Dodge if Phelps Dodge was willing to provide certain assurances as to the terms of its proposal and to pay Cyprus Amax stockholders a sufficient price to reflect the contribution of Cyprus Amax to a three-way combination of Cyprus Amax, ASARCO and Phelps Dodge.

  On August 25, 1999, Phelps Dodge issued the following press release:

  "PHOENIX, Aug. 25--Phelps Dodge Corporation (NYSE: PD) confirmed that it has received a letter from Asarco Incorporated (NYSE: AR) and Cyprus Amax Minerals Company (NYSE: CYM) and issued the following response:

  "The proposal put forth by Asarco and Cyprus Amax does not change Phelps Dodge's commitment to complete a three-way combination that is beneficial to shareholders of all three companies. While Phelps Dodge will review the most recent proposal from Asarco and Cyprus Amax, we believe that the Phelps Dodge proposal, which already provides Asarco and Cyprus Amax shareholders a 30% premium, a $2.00 annual dividend and very substantial participation in the greater upside potential of the three-way combination, is fully priced based on public information and Phelps Dodge's best estimates of the real, achievable cost synergies in a three-way combination. Phelps Dodge indicated that the economic aspects of Asarco and Cyprus Amax's proposed three-way merger terms are totally unreasonable and would deliver nearly all of the economic value of the three-way combination to Asarco and Cyprus shareholders.'

  "Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge, added, "If Asarco and Cyprus Amax are truly interested in a negotiated transaction and not just posturing, we would be more than willing to begin real discussions. Neither company has attempted to sit down with us."

  Phelps Dodge indicated that it intends to complete its review in the near term and to make a more definitive and comprehensive response thereafter."

  On August 27, 1999, Phelps Dodge issued the following press release:

  "August 27, 1999--Phelps Dodge Corporation (NYSE: PD) announced today that it has filed registration materials with the Securities and Exchange Commission for exchange offers for all outstanding Asarco Incorporated (NYSE: AR) and Cyprus Amax Minerals Company (NYSE: CYM) common shares. Phelps Dodge will commence the exchange offers as soon as the registration statements are declared effective.

  "In addition, the Company filed preliminary proxy materials with the Securities and Exchange Commission to solicit proxies from Asarco and Cyprus Amax stockholders to vote against the proposed merger of Asarco and Cyprus Amax. Asarco and Cyprus Amax have set shareholder meetings for September 30, 1999 to vote on their proposed merger.

  "Separately, Phelps Dodge announced that it has commenced litigation in New Jersey and Delaware against Asarco and Cyprus Amax, respectively, and their directors, for breaching their fiduciary duties by impermissibly prohibiting directors from informing themselves of any third-party merger or acquisition proposal and providing excessive break-up fees.

  "While we continue to prefer negotiated transactions, we are committed to this compelling three-way combination, and are taking all necessary steps to complete it,' said Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge. "If Asarco and Cyprus Amax are truly interested in a negotiated transaction we are ready to begin discussions immediately. We continue to believe our offer is fully priced and compelling. We are confident that shareholders of Asarco and Cyprus Amax will recognize that our proposals are clearly superior to the Asarco/Cyprus Amax no-premium two-way merger. We view the September 30 vote as a referendum. If Asarco and Cyprus Amax shareholders do approve their two-way combination, we will withdraw our substantial premium proposal and will not bid further."'

  On August 27, 199 Phelps Dodge sent the following letter to Messrs. Ward and McAllister:

  "Mr. Francis R. McAllister         Mr. Milton H. Ward
  Chairman and Chief Executive Officer
                                     Chairman, Chief Executive and President
  ASARCO Incorporated                Cyprus Amax Minerals Company
  180 Maiden Lane                    9100 East Mineral Circle
  New York, NY 10038                 Englewood, CO 80112

  "Dear Frank and Milt:

  "We continue to believe that our proposed three-way combination is clearly superior for your shareholders than your proposed no-premium, two-party transaction. Our fully priced proposal provides a substantial premium, our $2.00 annual dividend and opportunity for participation in greater upside potential.

  "In your August 25 letter to us you identified four issues with our proposal. We are prepared to accept three of your points. On the fourth point, your demand on exchange ratios, we hope that you will reconsider your unreasonable position and sit down at the table with us to complete our proposed three-way combination.

  "Should you proceed to complete your two-way merger, you will proceed alone because we will withdraw our substantial premium proposal and will not bid further. Your September 30 vote will be a referendum on our proposal.

  "Your proposal on exchange ratios is so unreasonable that its sincerity is questionable. It seems to be premised on the flawed assumption that since your combined production would be comparable to Phelps Dodge's, you should be valued at the same level as Phelps Dodge. Of course, this is clearly not what investors believe since it is not reflected in the relative market valuations of the three companies. The simplistic assumption you seem to be making fails to reflect Phelps Dodge's long track record of making tough management decisions and delivering significantly greater value to shareholders than either ASARCO or Cyprus Amax. Over a fifteen year period we have delivered total returns to shareholders of 1,024% in contrast to 25% for ASARCO and 102% for Cyprus Amax.

  "Moreover, based on the information in your August 20 Form S-4 registration statement, it appears that the conclusions arrived at by your own investment bankers do not support your exchange ratio demand. The exchange ratios you have demanded would deliver nearly all of the incremental value to be derived from a three-way combination to your shareholders and very little to our shareholders. This is, as you no doubt anticipated, completely unacceptable to us.

  "In addition, we don't believe that your shareholders will be fooled by the flawed measures you announced which purport to accommodate the possibility of a third party transaction during the 90 days following completion of your merger. None of your public statements address in any meaningful way all of the many steps that would be necessary to give your shareholders a realistic opportunity to benefit from an attractive third party proposal. Among the additional matters that would have to be addressed if you were serious about accommodating third party transactions would be to eliminate your staggered Board and the highly unusual management entrenchment arrangements built into your two-party merger agreement.

  "Those unusual management-entrenchment provisions guarantee no change in the roles of the proposed four senior executives of the ASARCO-Cyprus combined company prior to the 2002 annual meeting except upon a vote of 75% of the Board. Since management will hold 25% of the Board seats, this effectively requires a unanimous vote of the non-management directors. Because your Board is divided into three classes, this means that a buyer of 100% of the outstanding stock of the ASARCO-Cyprus combined company would not be able to obtain management control for nearly three years.

  "Indeed, even in the two aspects of your 90-day proposal for which you try to take credit, there is confusion, contradiction and unnecessary complexity. You propose an unspecified shareholder mechanism to redeem your poison pill which is inevitably more cumbersome than simple Board action. Secondly, we noted with interest the statement in your August 25 press release that "In addition, change in control provisions in any employment contracts entered into by the Company will be waived for that same 90 day period.' We were therefore surprised to read the contradictory statement in the Form 8-K you filed yesterday that:

    "The rights and benefits under the existing [change of control] arrangements with the employees . . . of each of Cyprus Amax and ASARCO, however, will remain in full force and effect and will be unaffected during the 90 days following completion of the business combination, as will any rights under arrangements entered into with such employees in substitution for any existing arrangements.'

  "Frankly, we believe that all of your statements concerning the 90-day period are no more than a public relations gambit. There is no evidence in your conduct to date that you have any willingness to pursue transactions that are in the best interests of your shareholders. With regard to the three points in your August 25 letter other than the exchange ratio, we are pleased to confirm that:

    . We are prepared to enter into a merger agreement with substantially the same representations, warranties and covenants as those contained in your July 15 merger agreement.

    .  This proposal is not subject to due diligence.

    . We have studied the regulatory issues carefully and are confident that all necessary regulatory approvals for our three-way combination will be obtained on a timely basis. We would be pleased to give you strong contractual assurances on this point. If you take seriously your fiduciary duty and want to inform yourselves about a compelling transaction that would be in the best interests of your shareholders, let's sit down and negotiate. If not, your shareholders will decide which alternative they prefer on September 30.

              Sincerely,

         /s/                                          /s/
         Douglas C. Yearley                           J. Steven Whisler
         Chairman and                                 President and
         Chief Executive Officer                      Chief Operating Officer"

  On September 3, 1999, Phelps Dodge commenced the Phelps Dodge Offer and filed the Schedule 14D-1 with the Commission. In addition, on such date Phelps Dodge commenced a separate offer to exchange 0.3135 of a share of Phelps Dodge Common Stock for each share of Cyprus Amax Common Stock.

 ASARCO Board's Recommendation

  On September 8, 1999, the ASARCO Board of Directors met with ASARCO's management and legal and financial advisors to consider the Phelps Dodge Offer. At such meeting, the ASARCO Board of Directors unanimously (i) determined to reject the Phelps Dodge Offer as inadequate and not in the best interests of ASARCO and its stockholders, (ii) determined to recommend that all holders of ASARCO Common Stock reject the Phelps Dodge Offer and not tender their shares to Phelps Dodge and, (iii) reaffirmed its determination that the terms of the Business Combination with Cyprus Amax are fair to, and in the best interests of, ASARCO and its stockholders.

 Reasons for the ASARCO Board's Recommendation

  In reaching its conclusions and recommendations described above, the ASARCO Board of Directors considered a number of factors, including the following:

  1. The advantages to the stockholders of ASARCO by virtue of becoming stockholders of Asarco Cyprus through the Business Combination, including:

    . ASARCO stockholders retain 36.5% of the $275 million of annual savings created by the Business Combination (as opposed to the 15.9% of the savings expected from the Phelps Dodge Offer).

    . Asarco Cyprus will have cash costs of 50 cents per pound of copper and a break-even price of below 65 cents per pound of copper.

    . Asarco Cyprus will generate significant earnings and cash flow accretion.

    .  Asarco Cyprus will have a larger ore reserve base than Phelps Dodge.

    . Asarco Cyprus will have a strong balance sheet and sufficient liquidity.

    .  Asarco Cyprus will be the largest publicly traded copper company.

  2. The fact that the Phelps Dodge Offer inequitably fails to compensate ASARCO and Cyprus Amax stockholders for their relative contribution to a three-way combination with Phelps Dodge.

  3. The written opinion, dated September 8, 1999, of Credit Suisse First Boston Corporation ("Credit Suisse First Boston") to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the exchange ratio of 0.4098 of a share of Phelps Dodge Common Stock for each outstanding share of ASARCO Common Stock provided for in the Phelps Dodge Offer was inadequate, from a financial point of view, to such holders. A copy of the opinion of Credit Suisse First Boston, which sets forth the matters considered, assumptions made, and limitations on the review undertaken by Credit Suisse First Boston, is attached hereto as Exhibit 5 and is incorporated herein by reference. Credit Suisse First Boston's opinion is addressed to the ASARCO Board of Directors, addresses only the inadequacy, from a financial point of view, to the holders of ASARCO Common Stock of the 0.4098 exchange ratio provided for in the Phelps Dodge Offer and does not constitute a recommendation to any stockholder as to any matter relating to the Phelps Dodge Offer or the Business Combination. Stockholders are urged to read the opinion of Credit Suisse First Boston in its entirety.

  4. The special $5.00 per share payment to stockholders of Asarco Cyprus immediately following the Business Combination enables ASARCO stockholders to receive an immediate and significant cash payment.

  5. A three-way combination raises serious issues under the antitrust laws, which in turn create doubts about the viability of the transaction. In this connection, the ASARCO Board considered that the Phelps Dodge Offer is conditioned upon the expiration or earlier termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and that Phelps Dodge has not yet even filed the required notification under the HSR Act. In contrast, the applicable waiting period for the Business Combination between ASARCO and Cyprus Amax has expired.

  6. The Phelps Dodge Offer is highly conditional. Specifically, it is subject to the following conditions, among others:

    . Minimum Condition. At least 20,841,952 shares of ASARCO Common Stock (52.4% of the total number currently outstanding) must be tendered.

    . HSR Condition. The applicable waiting period under the HSR Act must have expired or been terminated. In addition, according to Phelps Dodge, certain large shareholders of ASARCO may be required to file and await expiration of a waiting period in order to receive more than $15 million worth of Phelps Dodge Common Stock. This could entail an escrow of shares due to any holder who fails to make the required filing or whose waiting period has not expired.

    . Phelps Dodge Stockholder Approval. The shareholders of Phelps Dodge must approve the Phelps Dodge Offer at a meeting presently scheduled to be held October 13.

    . Rights Condition. The Asarco Board of Directors must redeem the Rights issued under the ASARCO Rights Plan or the ASARCO Rights Plan must otherwise be rendered inapplicable to the Phelps Dodge Offer.

    . Takeover Defense Condition. Phelps Dodge must get more than 80% of the outstanding shares of Asarco Common Stock in the Phelps Dodge Offer or the terms of Article 7 of ASARCO's Restated Certificate of Incorporation must be rendered inapplicable to the Phelps Dodge Offer.

    . Other Conditions. The Merger Agreement must have been terminated. A tax opinion from Phelps Dodge's own counsel must be rendered to Phelps Dodge -- which the Board noted is a condition completely in Phelps Dodge's control.

    In light of the highly conditional nature of the Phelps Dodge Offer the Board of Directors of ASARCO considered that on September 30 the Business Combination will be the only possible transaction which is capable of providing immediate and substantial value to stockholders.

  7. Consummation of the Business Combination will in no way impede any offer that Phelps Dodge might wish to make after September 30 or, indeed, that any other third party might wish to make.

  The foregoing discussion of the information and factors considered by the ASARCO Board of Directors is not intended to be exhaustive but includes all material factors considered by the Board. The ASARCO Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance, and individual directors may have given differing weights to different factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

  THE ASARCO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF ASARCO COMMON STOCK REJECT THE PHELPS DODGE OFFER AND NOT TENDER THEIR SHARES TO PHELPS DODGE. THE ASARCO BOARD OF DIRECTORS HAS UNANIMOUSLY REAFFIRMED ITS DETERMINATION THAT THE TERMS OF THE BUSINESS COMBINATION WITH CYPRUS AMAX ARE FAIR TO, AND IN BEST INTERESTS OF, ASARCO AND ITS STOCKHOLDERS.

  This Statement does not constitute a solicitation of proxies for any meeting of ASARCO's stockholders. Such solicitation by ASARCO is being made only pursuant to separate proxy materials complying with the requirements of
Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, this Statement is neither an offer to sell nor a solicitation of offers to buy any securities which may be issued in the Business Combination. The issuance of such securities will be registered under the Securities Act of 1933, as amended (the "Securities Act"), and such securities will be offered only by means of a prospectus complying with the requirements of the Securities Act.

Item 5. Persons Retained, Employed or to be Compensated.

  Pursuant to the terms of the engagement of Credit Suisse First Boston, ASARCO has agreed to pay Credit Suisse First Boston upon completion of the Business Combination with Cyprus Amax an aggregate fee of $4.7 million for its financial advisory services. In addition, for additional services in connection with the Phelps Dodge Offer, Credit Suisse First Boston will be paid additional fees in an amount that will be mutually agreed upon. ASARCO also has agreed to reimburse Credit Suisse First Boston for all of its out-of-pocket expenses, including the fees and expenses for legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related persons and entities against liabilities, including liabilities under the federal securities laws, arising out of Credit Suisse First Boston's engagement.

  Credit Suisse First Boston has in the past provided financial services to ASARCO and Cyprus Amax unrelated to the Business Combination and the Phelps Dodge Offer, for which Credit Suisse First Boston has received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of ASARCO, Phelps Dodge and Cyprus Amax for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

  ASARCO has retained Morrow & Co. ("Morrow") to assist ASARCO in connection with its communications with its stockholders with respect to, and to provide other services to ASARCO in connection with, the Business Combination and the Phelps Dodge Offer. Morrow will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. ASARCO has agreed to indemnify Morrow against certain liabilities arising out of or in connection with its engagement.

  ASARCO has retained Kekst & Co. ("Kekst") as its public relations advisor in connection with the Business Combination and the Phelps Dodge Offer. Kekst will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with its engagement.

  Except as set forth above, neither ASARCO nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to stockholders on its behalf concerning the Business Combination or the Phelps Dodge Offer.

Item 6. Recent Transactions and Intent With Respect to Securities.

  (a) To the best knowledge of ASARCO, no transactions in ASARCO Common Stock have been effected during the past 60 days by ASARCO or any executive officer, director, affiliate or subsidiary of ASARCO.

  (b) To the best knowledge of ASARCO, its executive officers, directors, affiliates and subsidiaries do not presently intend to tender, pursuant to the Phelps Dodge Offer, any shares of ASARCO Common Stock which are held of record or are beneficially owned by such persons or to otherwise sell any such shares.

Item 7. Certain Negotiations and Transactions by Subject Company.

  (a) and (b) Item 4 above contains a description of the various contacts between ASARCO and Phelps Dodge and meetings of the ASARCO Board of Directors between August 10, 1999, the date of Mr. Yearley's initial communication with ASARCO, and September 8, 1999, the date on which the Phelps Dodge Offer and the Business Combination were reviewed and considered by the Board of Directors of ASARCO with the assistance of ASARCO's management and its legal and financial advisors. As more fully described in
Item 4, at its September 8, 1999 meeting, the Board of Directors of ASARCO unanimously (i) determined to reject the Phelps Dodge Offer as inadequate and not in the best interests of ASARCO and its stockholders, (ii) determined to recommend that all holders of ASARCO Common Stock reject the Phelps Dodge Offer and not tender their shares to Phelps Dodge and (iii) reaffirmed its determination that the terms of the Business Combination with Cyprus Amax are fair to, and in the best interests of, ASARCO and its stockholders. The factors considered by the ASARCO Board of Directors in making its determinations with respect to the Business Combination and the Phelps Dodge Offer are described in Item 4 above.

  At its September 8 meeting, the ASARCO Board of Directors determined to postpone the occurrence of a Distribution Date (as defined in the ASARCO Rights Plan) as a result of the public announcement of the Phelps Dodge Offer until such later date as determined by the ASARCO Board of Directors.

  Except as described in this Item 7 and under Item 4 above, ASARCO is not engaged in any negotiation in response to the Phelps Dodge Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving ASARCO or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of ASARCO or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of ASARCO or (iv) a material change in the present capitalization or dividend policy of ASARCO.

Item 8. Additional Information to be Furnished.

  Litigation. On August 24, 1999, Phelps Dodge and its directly owned subsidiary AAV Corporation ("AAV") commenced an action by order to show cause in the Superior Court of the State of New Jersey, Chancery Division, Mercer County, pursuant to N.J.S.A. 14A:5-28 to seek stockholder records from ASARCO. This action is captioned Phelps Dodge Corp. and AAV Corp. v. ASARCO Inc., Docket No. MER-C-81-99. ASARCO opposed the application and argument was heard before Judge Judith Yaskin on August 26, 1999. At the hearing, the Court ruled that stockholder lists and related documents must be made available to Phelps Dodge and AAV within forty-eight hours after the filing of their preliminary proxy materials with the Commission.

  In addition, Phelps Dodge commenced an action in the Superior Court of the State of New Jersey against ASARCO, its Board of Directors and Cyprus Amax, alleging that ASARCO and its Board of Directors, aided and abetted by Cyprus Amax, breached their fiduciary duties to ASARCO stockholders. Specifically, Phelps Dodge alleges that ASARCO and its directors have breached their fiduciary duties by entering into the Merger Agreement which purportedly restricts ASARCO's ability to consider Phelps Dodge's proposal. Phelps Dodge has also challenged the termination fee payable by ASARCO in certain circumstances. Furthermore, Phelps Dodge also challenges corporate governance provisions in the Merger Agreement claiming that they allegedly disenfranchise stockholders. The complaint also alleges that ASARCO and Cyprus Amax have set their stockholder meetings and record dates to favor their own Mergers and have sought to favor and entrench management at the expense of stockholders. Furthermore, the complaint claims that ASARCO's failure to redeem or amend the ASARCO Rights Plan constitutes a breach of its fiduciary duties. Phelps Dodge is seeking injunctive relief to remedy these alleged breaches of duty, including enjoining the Business Combination and court orders declaring that the Boards of ASARCO and Cyprus Amax failed to make good faith efforts to obtain information about and adequately consider the Phelps Dodge proposal and compelling the Boards of those two companies to consider the proposal and remove impediments preventing consideration of the proposal. On September 7, 1999, the court stayed the action in favor of parallel litigation in Delaware, provided that ASARCO and the members of the ASARCO Board of Directors consent to personal jurisdiction there.

  In the Delaware lawsuit, Phelps Dodge has sued Cyprus Amax and its Board of Directors in the Court of Chancery of the State of Delaware, alleging that they, aided and abetted by ASARCO, breached their fiduciary duties. This lawsuit is based on substantially the same facts and circumstances alleged in the New Jersey action.

  In addition, a purported class action captioned Sterns v. McAllister, et al., has been brought in the Superior Court of the State of New Jersey against ASARCO and the ASARCO Board of Directors alleging that the defendants breached their fiduciary duties to stockholders by entering into the Merger Agreement and by failing to maximize shareholder value in ASARCO. The Sterns complaint seeks both equitable relief and damages.

  In addition, a number of Cyprus Amax stockholders have filed class action lawsuits in the Court of Chancery of the State of Delaware, alleging that Cyprus Amax and its board of directors have breached their fiduciary duties based on substantially the same facts alleged in the Phelps Dodge actions. ASARCO has been named as a defendant in two of these actions, accused of aiding and abetting the alleged breaches of fiduciary duty. These actions seek to enjoin the Business Combination, in addition to other equitable relief and damages.

  The ASARCO Rights Plan. The ASARCO Rights Plan provides for the issuance of one Right for each outstanding share of ASARCO Common Stock. Each Right entitles the holder to purchase one one-hundredth of a share of Junior Participating Preferred Stock, without par value, at a price of $90.00 per one one-hundredth of a share.

  Initially, the Rights will be evidenced by certificates representing shares of ASARCO Common Stock and will be transferable only in connection with the transfer of the underlying common stock. No separate certificates representing the Rights will be distributed. The Rights will separate from the shares of ASARCO Common Stock and be represented by separate certificates on the earlier of (i) the close of business on the tenth business day after a person acquires 15% of the outstanding shares of ASARCO Common Stock or (ii) the close of business on the tenth business day (unless the Board of Directors of ASARCO sets a later date) after a person commences a tender or exchange offer which would result in such person being the beneficial owner of 15% of the outstanding shares of ASARCO Common Stock (the earlier of (i) and (ii), the "Distribution Date").

  After the Rights separate from the shares of ASARCO Common Stock, certificates representing the Rights (the "Rights Certificates") will be mailed to record holders of ASARCO Common Stock. Once distributed, the Rights will be represented solely by the Rights Certificates.

  All shares of ASARCO Common Stock issued prior to the date the Rights separate from the ASARCO Common Stock will be issued with the Rights attached. The Rights will not be exercisable until the date the Rights separate from the ASARCO Common Stock. The Rights will expire on January 31, 2008 unless earlier redeemed by ASARCO.

  If an acquiror becomes the beneficial owner of 15% or more of the outstanding shares of ASARCO Common Stock (except pursuant to a tender or exchange offer for all outstanding shares of ASARCO Common Stock at a price and on terms determined by 2/3 of the continuing directors to be in the best interests of ASARCO and it shareholders), then each Right will become exercisable and will entitle the holder to purchase a number of shares of ASARCO Common Stock having a then current market value of twice the exercise price of each Right.

  If an acquiror becomes the beneficial owner of 15% or more of the outstanding shares of ASARCO Common Stock and either (i) ASARCO merges into another entity and is not the surviving corporation, (ii) another entity merges into ASARCO and all or part of the outstanding shares of ASARCO Common Stock are changed into or exchanged for securities of another entity or cash or any other property or (iii) ASARCO sells more than 50% of its assets or earning power to another entity, each Right will entitle the holder to purchase a number of shares of common stock of such other entity having a then current market value of twice the exercise price of each Right.

  Under the ASARCO Rights Plan, any Rights that are or were owned by an acquiror of more than 15% of the outstanding shares of ASARCO Common Stock will be null and void.

  The Board of Directors of ASARCO may, at its option, redeem all of the outstanding Rights under the ASARCO Rights Plan prior to the earlier of (1) the tenth business day following the date at which an acquiror obtains 15% or more of the outstanding shares of ASARCO Common Stock or (2) the final expiration date of the ASARCO Rights Plan. The redemption price under the ASARCO Rights Plan will be $0.01 per Right, subject to adjustment. The right to exercise the Rights will terminate upon the action of the Board of Directors of ASARCO ordering the redemption of the Rights and the only right of the holders of the Rights will be to receive the redemption price.

  Holders of Rights have no rights as shareholders of ASARCO, including the right to vote or receive dividends, simply by virtue of holding the Rights.

  The ASARCO Rights Plan provides that ASARCO may amend the provisions of the ASARCO Rights Plan, except for those governing the redemption price of the Rights, without the approval of the holders of the Rights, prior to (1) the tenth business day after an acquiror acquires 15% or more of the outstanding shares of ASARCO Common Stock or (2) the tenth business after someone commences a tender or exchange offer which would result in such person being the beneficial owner of 15% or more of the outstanding shares of ASARCO Common Stock. However, after the date that an acquiror acquires 15% or more of the outstanding shares of ASARCO Common Stock or the date that someone commences a tender offer which would result in such person being the beneficial owner of 15% or more of the outstanding shares of ASARCO Common Stock, ASARCO may not amend the ASARCO Rights Plan in any way which would adversely affect the interests of the holders of Rights Certificates.

  On July 15, 1999, the ASARCO Board of Directors amended the ASARCO Rights Plan such that the ASARCO Rights Plan was made inapplicable to the transactions contemplated by the Merger Agreement.

  On September 8, the ASARCO Board of Directors determined to postpone the occurrence of a Distribution Date as a result of the public announcement of the Phelps Dodge Offer until such later date as determined by the ASARCO Board of Directors.

  Antitakeover Provisions. Sections 14A:10A-4 and -5 of the New Jersey Business Corporation Act restricts the ability of certain persons to acquire control of a New Jersey corporation. In general, a New Jersey corporation with its principal executive offices or significant operations in New Jersey may not engage in a business combination with an interested stockholder for a period of five years following the interested stockholder's becoming such. Such a business combination would be permitted where it is approved by the board of directors prior to the stock acquisition. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations. An interested stockholder is generally a stockholder owning at least 10% of the voting power of a corporation's outstanding shares.

  In addition, New Jersey corporations may not engage at any time with any interested shareholder in a business combination other than (i) a business combination approved by the board of directors of such corporation prior to the stock acquisition,(ii) a business combination approved by the affirmative vote of the holders of 66 2/3% of the voting stock not beneficially owned by such interested shareholder at a meeting for such purpose, or (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder.

  A New Jersey corporation may not opt out of the foregoing provisions and the ASARCO Board of Directors has taken the necessary action to make the foregoing provisions of New Jersey law inapplicable to the Business Combination and the related transactions.

  The ASARCO certificate of incorporation provides that certain transactions, including a merger, significant asset sales and certain issuances or transfers of securities, with the beneficial owner of more than 10% of any class of capital stock of ASARCO generally require the affirmative vote of the holders of 80% of the outstanding shares of all classes of stock, voting together as a single class. The ASARCO certificate of incorporation also provides that certain affiliated transactions with an interested stockholder or any affiliate of an interested shareholder of ASARCO require, in addition to any vote required by law or in the ASARCO certificate of incorporation or by-laws, approval by a majority of the continuing directors.

  "Affiliated transaction" is defined in ASARCO's certificate of incorporation, and generally includes significant transactions involving aggregate fair market value or commitments of more than $10 million or more than 1% of ASARCO's consolidated assets, and certain other material arrangements. "Interested Stockholder" is also defined in the ASARCO certificate of incorporation and generally means a beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock of ASARCO. "Continuing director" is also defined in the ASARCO certificate of incorporation and generally means a director that is not affiliated with the interested stockholder and that was a director before the stockholder became an interested stockholder.

  The ASARCO Board of Directors has taken the necessary action to make the foregoing provisions of the ASARCO certificate of incorporation inapplicable to the Business Combination and the related transactions.

Item 9. Material to be Filed as Exhibits.

 Exhibit No.
 -----------
 Exhibit 1.  Pages 10 through 20 of the Proxy Statement, dated March 15, 1999, relating to ASARCO's 1999 Annual Meeting of Stockholders.

 Exhibit 2.  Pages 62 through 64, 66, 72 through 73 and 79 of the Joint Proxy
             Statement and Prospectus of ASARCO and Cyprus Amax, dated August
             20, 1999, relating to ASARCO's Special Meeting of Stockholders scheduled to be held on September 30, 1999.

 Exhibit 3.  Page 13 of the Form 8-K of Asarco Cyprus, dated August 20, 1999.

 Exhibit 4.  Letter to Stockholders of ASARCO, dated September 9, 1999.*

 Exhibit 5.  Opinion of Credit Suisse First Boston Corporation, dated September
             8, 1999.*

 Exhibit 6. Complaint filed in Phelps Dodge v. ASARCO et al., Superior Court of New Jersey Chancery Division: Mercer County, August 27, 1999.

 Exhibit 7.  Complaint filed in Sterns v. McAllister et al., Superior Court of
             New Jersey Chancery Division: Mercer County, August 24, 1999.

 Exhibit 8. Complaint filed in Greenfield v. Osborne, et al., Superior Court of New Jersey Chancery Division: Mercer County, August 25, 1999.

 Exhibit 9.  Complaint filed in Steiner v. Cyprus Amax et al., Court of
             Chancery of the State of Delaware in and for New Castle County, August 23, 1999.

 Exhibit 10. Complaint filed in Miller v. Cyprus Amax et al., Court of Chancery of the State of Delaware in and for New Castle County, August 23,
             1999.

 Exhibit 11. Complaint filed in Bruno v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24,
             1999.

 Exhibit 12. Complaint filed in Green v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24,
             1999.

 Exhibit 13. Complaint filed in Lifshitz v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24,
             1999.

 Exhibit 14. Complaint filed in Klotz v. Ward et al., Court of Chancery of the
             State of Delaware in and for New Castle County, August 24, 1999.

 Exhibit 15. Complaint filed in Grill v. Stookey, et al., Court of Chancery of the State of Delaware in and for New Castle County, August 26,
             1999.

 Exhibit 16. Complaint filed in Phelps Dodge et al v. Cyprus Amax et al., Court of Chancery for the State of Delaware in and for New Castle
             County, August 27, 1999.
 Exhibit 17. Press Release issued by ASARCO Incorporated and Cyprus Amax
             Minerals Company on September 9, 1999.

--------
* Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          ASARCO INCORPORATED

                                                /s/ Francis R. McAllister
                                          By __________________________________
                                            Name: Francis R. McAllister
                                            Title:Chairman and
                                                  Chief Executive Officer

Dated: September 9, 1999